March 19, 2019

Dear Securityholder:

You are invited to attend a special meeting (the "Meeting" or the "Cannex Meeting") for the holders of Class A convertible restricted voting shares ("Cannex Class A Shares") in the capital of Cannex Capital Holdings Inc. ("Cannex"), common shares ( "Cannex Common Shares" and together with the Cannex Class A Shares, the "Cannex Shares") in the capital of Cannex, and senior secured convertible notes ("Cannex Notes" and together with the Cannex Shares, the "Cannex Securities") of Cannex to be held at the offices of McMillan LLP, Royal Centre, 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, B.C., V6E 4N7, on April 18, 2019 commencing at 8:00am (Vancouver time), to consider and, if thought advisable, approve a series of transactions that will result in the exchange of Cannex Common Shares for subordinate voting shares in the capital of the Resulting Issuer ("Resulting Issuer Subordinate Voting Shares") and Cannex Class A Shares for class B proportionate voting shares in the capital of the Resulting Issuer ("Resulting Issuer Proportionate Voting Shares" and together with the Resulting Issuer Subordinate Voting Shares, the "Resulting Issuer Shares") in accordance with the Cannex Share Exchange Ratio, as applicable, of the Resulting Issuer (as defined below) and the exchange of Cannex Notes for senior secured convertible notes of the Resulting Issuer (the "Resulting Issuer Notes") in accordance with the Cannex Note Exchange (as defined below). These transactions, among others, are contemplated under the terms of a business combination agreement dated March 1, 2019 (the "Business Combination Agreement") entered into among Cannex, 4Front Holdings LLC ("4Front"), 1196260 B.C. Ltd. ("BC Newco"), and 4Front Corp. ("Nevada HoldCo"). References herein to the "Resulting Issuer" are to the successor corporation under the statutory Business Combination of Nevada Holdco and BC Newco pursuant to the provisions of the Business Corporations Act (British Columbia) (the "BCBCA") and the plan of arrangement set forth in Appendix C (the "Plan of Arrangement") with the Resulting Issuer as the successor corporation following the completion of the business combination (the "Business Combination") contemplated by the Business Combination Agreement and the Plan of Arrangement.

The Resulting Issuer will continue the businesses of Cannex and 4Front and intends to operate large- scale indoor cannabis cultivation facilities and to manufacture and brand infused products, edibles, and other derivative cannabis products in the United States. A more detailed description of the Resulting Issuer is set forth in Appendix F in the attached Management Information Circular.

On completion of the Business Combination contemplated by the Business Combination Agreement: (i) former holders of Cannex Common Shares are expected to hold approximately 78.4% of the outstanding Resulting Issuer Subordinate Voting Shares (on an undiluted basis); and (ii) former holders of Cannex Class A Shares are expected to hold approximately 24.3% of the outstanding Resulting Issuer Proportionate Voting Shares (on an undiluted basis). In aggregate, Cannex Shareholders are expected to hold approximately 36.6% of the outstanding Resulting Issuer Shares (on an as-converted, undiluted basis). The Resulting Issuer will also have a class of multiple voting shares ("Resulting Issuer Multiple Voting Shares") held by certain former equity holders of 4Front. The Resulting Issuer Multiple Voting Shares will provide such former holders with voting control of the Resulting Issuer, as such shares represent 62.4% of the aggregate votes represented by the Resulting Issuer Multiple Voting Shares and Resulting Issuer Shares together.

In connection with the Business Combination, the Cannex Shareholders will also be asked to consider and, if deemed advisable, to pass an ordinary resolution to approve the equity incentive plan of the Resulting Issuer for Resulting Issuer Subordinate Voting Shares and the the equity incentive plan of the Resulting Issuer for Resulting Issuer Proportionate Shares (collectively, the "Resulting Issuer Equity Incentive Plans").

Voting Requirements

In order to become effective, the Cannex Component of the Business Combination must be approved by a resolution passed by: (i) 66½% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (ii) 66½% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Common Shares present in person or by proxy at the Cannex Meeting voting as a class pursuant to section 289(1)(b) of the BCBCA; (iii) 66½% of the votes cast on the Cannex Component of the Business Combination Resolution by holders of Cannex Class A Shares and Cannex Common Shares present in person or by proxy at the Cannex Meeting voting together pursuant to section 289(1)(a) of the BCBCA; (iv) the majority of votes cast by minority shareholders of Cannex, as defined and contemplated in OSC Rule 56-501 - Restricted Shares and NI 41-101 - General Prospectus Requirements; (v) a majority in number of the Cannex Noteholders who represent at least 3/4 in value of the Cannex Notes or class of noteholders pursuant to section 289(1)(d) of the BCBCA; (vi) a simple majority of the votes cast by holders of Cannex Common Shares excluding the votes of Cannex Common Shares held or controlled by "interested parties" as defined under MI 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"); and (vii) a simple majority of the votes cast by holders of Cannex Class A Shares excluding the votes of Cannex Class A Shares held or controlled by "interested parties" as defined under MI 61-101. See "The Business Combination –– Regulatory Law Matters and Securities Law Matters –– Canadian Securities Law Matters". In addition to that approval, completion of the Business Combination is subject to certain customary conditions, including the approval of the Supreme Court of British Columbia, which are described in the attached Management Information Circular.

The resolution to approve the Resulting Issuer Equity Incentive Plans must be approved by a majority of the votes cast in person or by proxy by the Cannex Shareholders at the Meeting.

Board Recommendation

The Board of Directors of Cannex (the "Cannex Board") unanimously recommends that the Cannex Securityholders vote FOR the Cannex Component of the Business Combination. After taking into consideration, among other things, the Cannex Fairness Opinion of Beacon Securities Limited ("Beacon"), the Cannex Board has unanimously determined that the Cannex Component of the Business Combination is in the best interests of Cannex and is fair to the Cannex Securityholders and Cannex Noteholders and the Cannex Board has approved the Cannex Component of the Business Combination and authorized its submission to the Cannex Securityholders and the Cannex Noteholders. The attached Management Information Circular contains a detailed description of the reasons for the determinations and recommendations of the Cannex Board.

The Cannex Board also unanimously recommends that the Cannex Shareholders vote FOR the approval of the Resulting Issuer Equity Incentive Plan. It is a condition precedent to the completion of the Business Combination that Cannex Shareholders approve the Resulting Issuer Equity Incentive Plans.

Voting

Your vote is important regardless of the number of Cannex Securities you own. If you are not registered as the holder of your Cannex Securities but hold your securities through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Cannex Securities. See the section in the accompanying Management Information Circular entitled "General Proxy Information — Voting Options – Voting for Non-Registered Holders" for further information on how to vote your Cannex Securities.

If you are a registered holder of Cannex Securities, we encourage you to vote by completing the enclosed form of proxy. You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy to Alliance Trust Company by mail, or by hand delivery at 1010, 402 – 2nd Street SW, Calgary, Alberta T2P 2Y3, or by fax at (403) 237-6111 or email at inquiries@alliancetrust.ca at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

Letters of Transmittal for Cannex Shares

If you hold your Cannex Shares through a broker or other person, please contact that broker or other person for instructions and assistance in receiving the Resulting Issuer Shares in respect of such Cannex Shares. If you are a registered Cannex Shareholder, we also encourage you to complete and return the enclosed Letter of Transmittal together with the certificate(s) or DRS Statement(s) representing your Cannex Shares and any other required documents and instruments, to the depositary, Alliance Trust Company, in the enclosed return envelope in accordance with the instructions set out in the Letter of Transmittal so that if the Cannex Component of the Business Combination is approved, the consideration for your Cannex Shares can be sent to you as soon as possible following the Business Combination becoming effective. The Letter of Transmittal contains other procedural information related to the Business Combination and should be reviewed carefully.

If you have any questions, please us by telephone at (604) 628-9338 or by e-mail at info@cannexcapital.com.

Sincerely,

(signed) Anthony Dutton

Anthony Dutton
Director, President and CEO
Cannex Capital Holdings Inc.